The information in this preliminary prospectus supplement is not complete and may be changed.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated August 24, 2005 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated August 24, 2005

New Issue	May 15, 2006
TELUS Corporation
$          ●
 ● % Notes, Series CB
(unsecured)

To be dated May ● , 2006	To mature June 3, 2013
The  ● % Notes, Series CB (the “Notes”) of TELUS Corporation (“TELUS” or the “Company”) offered under this prospectus supplement (the “Offering”) will bear interest from the series issuance date at the rate of  ● % per annum payable in equal semi-annual instalments on June 3, and December 3 of each year. The first interest payment in the amount of $      ●        per $1,000 principal amount of Notes will be due on December 3, 2006. See “Details of the Offering”.
The Notes offered hereby will generally be a qualified investment under the Income Tax Act (Canada) and will not be precluded as investments under certain other statutes. See “Eligibility for Investment”.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement, and the short form base shelf prospectus to which it relates, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors in the United States should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the agents or experts named herein may be residents of Canada, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.
The securities offered pursuant to this prospectus supplement have not been approved or disapproved by the United States Securities and Exchange Commission nor has the United States Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus supplement or the short form base shelf prospectus to which this supplement relates. Any representation to the contrary is a criminal offense.
The Notes will be redeemable, at the option of the Company at any time, in whole or in part, at the redemption price described herein. In the event of certain changes affecting Canadian withholding taxes, the Notes may be redeemed at the option of the Company, in whole but not in part, at 100% of the principal amount of the Notes plus accrued and unpaid interest to the date of redemption.
The Notes will be unsecured and unsubordinated obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, but will be effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.
An investment in the Notes bears certain risks. See “Risk Factors”.

	Price to Public		Agents’ Fee(1)		Net Proceeds to the Company(1)(2)(3)

Per $1,000 principal amount of Notes	$	●	$	●	$	●
Total	$	●	$	●	$	●

(1)	TELUS has agreed to indemnify the Agents (as defined herein) against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended. See “Plan of Distribution”.

(2)	Consisting of the purchase price of ● % (or $ ● ) less the Agents’ fee.

(3)	Before deducting expenses of the issue estimated at $500,000 which, together with the Agents’ fee, will be paid from the general funds of the Company.
There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement and the short form base shelf prospectus to which it relates.
TD Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (collectively, the “Agents”), as agents, conditionally offer the Notes subject to prior sale, on a best efforts basis if, as and when issued and sold by TELUS in accordance with the conditions of the agency agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of TELUS by Blake, Cassels & Graydon LLP of Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP of New York, New York and on behalf of the Agents by Osler, Hoskin & Harcourt LLP of Toronto, Ontario and New York, New York. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Notes will be available for delivery in book-entry form only on closing of this Offering, which is expected to occur on or about May  ●  , 2006, or such other date as may be agreed upon.
Each of the Agents is an affiliate of a bank which is a lender to the Company under the 2005 Credit Facilities (as defined herein). Consequently, the Company may be considered to be a connected issuer of each such Agent for purposes of the securities legislation of certain Canadian provinces. All of the net proceeds of the sale of the Notes offered hereby will be used to repay indebtedness to these banks under the 2005 Credit Facilities and/or to permit the early termination of certain cross-currency swap agreements with certain of these banks. See “Use of Proceeds” and “Plan of Distribution”.

CURRENCY
      Unless otherwise indicated, all references to “$” or “dollar” in this prospectus supplement refer to the Canadian dollar and “U.S.$” and “U.S. dollar” refer to the United States dollar. For information purposes, the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on May 12, 2006 was U.S.$1.00 = 0.9021 (the “Noon Buying Rate”).
DOCUMENTS INCORPORATED BY REFERENCE
      This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of TELUS dated August 24, 2005 (the “short form base shelf prospectus”) solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.
      The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into and form an integral part of the short form base shelf prospectus, as supplemented by this prospectus supplement:

(a)	the Annual Information Form of the Company dated March 20, 2006, for the year ended December 31, 2005;

(b)	the audited financial statements of the Company as at and for the year ended December 31, 2005, together with the report of the auditors thereon and the notes thereto;

(c)	Management’s Discussion and Analysis of financial results for the year ended December 31, 2005 found at pages 15 to 60 of TELUS’ 2005 Annual Report;

(d)	the Information Circular dated March 10, 2006, prepared in connection with the Company’s annual general meeting held on May 3, 2006;

(e)	the unaudited financial statements of the Company as at and for the three months ended March 31, 2006 (the “Interim Financial Statements”), together with the notes thereto; and

(f)	Management’s Discussion and Analysis of the unaudited financial results for the three months ended March 31, 2006 (the “Interim MD&A”).
      Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.
WHERE YOU CAN FIND MORE INFORMATION
      Information has been incorporated by reference in the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Vice President, Legal Services, General Counsel and Corporate Secretary of TELUS at 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 (telephone 604.697.8029). For the purpose of the Province of Québec, the short form base shelf prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Legal Services, General Counsel and Corporate Secretary of the Company at the above-mentioned address and telephone number. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com.
      In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the “SEC”). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. Copies of such material can be obtained at prescribed rates from such public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C., 20549. In addition, such materials are also available to the public on the SEC’s website at www.sec.gov. Certain securities of TELUS are listed on the NYSE, and reports and other information concerning TELUS can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.
FORWARD-LOOKING STATEMENTS
      This document and the short form base shelf prospectus to which it relates, together with the documents incorporated by reference in the short form base shelf prospectus, contain statements about expected future events and financial and operating results of TELUS that are forward looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.
      Assumptions underlying these statements about expected future events and financial and operating results include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; a wireless industry market penetration gain similar to the approximately five percentage point gain in 2005; up to $100 million of restructuring and workforce reduction expenses; an effective tax rate of approximately 34%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.
      Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments (including wireless number portability and possible future changes to the regulatory environment); human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein, in the short form base shelf prospectus to which it relates and in the documents incorporated by reference in the short form base shelf prospectus, and listed from time to time in TELUS’ reports, public disclosure documents or other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

SUMMARY
      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates and in the documents incorporated by reference herein and therein. Unless the context otherwise indicates, references in this prospectus supplement to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars and references to “Cdn$” or “$” are to Canadian dollars.
THE COMPANY
      TELUS is the largest telecommunications company in western Canada and the second largest telecommunications company in Canada. It provides a wide range of wireline and wireless telecommunications products and services including data, Internet protocol (“IP”), voice, video and entertainment services.
RECENT DEVELOPMENT
Financial Results
      On May 3, 2006, TELUS announced its financial results for the quarter ended March 31, 2006. The summary financial data presented below as of and for the periods ended March 31, 2006 and 2005 has been derived from the Interim Financial Statements and the unaudited financial statements of the Company as at and for the three month period ended March 31, 2005, respectively.

	Three months ended
	March 31

	2006	2005

	($ millions except per
	share amounts)
Operating revenues	2,080.5	1,974.7
Operations expense	1,201.1	1,109.1
Restructuring and workforce reduction costs	16.7	9.4
Financing costs and other expense	131.3	139.9
Income taxes	116.1	70.3
Net income and Common Share and Non-Voting Share income	210.1	242.2
Income per Common Share and Non-Voting Share — basic	0.60	0.67
Income per Common Share and Non-Voting Share — diluted	0.60	0.66
Dividends declared per Common Share and Non-Voting Share	0.275	0.20
Total assets	16,017.8	18,136.5
Current maturities of long-term debt	75.5	4.4
Non-current portion of long-term debt	4,513.4	6,356.3
Deferred hedging and other long-term liabilities	1,421.3	1,275.9

	5,934.7	7,632.2
Future income tax liabilities	997.3	995.3
Non-controlling interest	27.7	18.9
Shareholders’ equity	6,794.3	7,125.2

THE OFFERING

Issue	$ ● million aggregate principal amount of Notes due June 3, 2013.

Interest	● % per annum, payable in equal semi-annual instalments on June 3 and December 3 of each year. The first interest payment in the amount of $ ● per $1,000 principal amount of Notes will be due on December 3, 2006.

Maturity	June 3, 2013.

Optional Redemption	The Notes are redeemable at any time. The Notes may be redeemed at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days’ prior notice, at a redemption price equal to the greater of (a) the Discounted Value (as defined in “Details of the Offering — Optional Redemption”) of the Notes, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. In the event of certain changes to the tax laws of Canada or any province thereof, TELUS may, under certain circumstances, redeem the Notes at 100% of the principal amount, together with accrued and unpaid interest if any, and Additional Amounts (as defined below) if any, through to the redemption date. See “Details of the Offering — Tax Redemption”.

Certain Covenants	The Indenture (as defined in “Details of the Offering — General”) pursuant to which the Notes will be issued will contain certain covenants that, among other things, limit the ability of the Company and certain material subsidiaries to grant security in respect of indebtedness and to enter into sale and lease-back transactions and limit the ability of such subsidiaries to incur new indebtedness. See “Details of the Offering — Negative Pledge”, “Limitation on Restricted Subsidiary Indebtedness”, and “Limitation on Sale and Lease-Back Transactions” in this prospectus supplement.

Use of Proceeds	The net proceeds to be received by the Company from this Offering are estimated to be approximately $ ● after payment of commissions to the Agents but before deduction of the expenses of this Offering. All of the net proceeds of the sale of the Notes offered hereby will be used to repay outstanding indebtedness under the 2005 Credit Facilities and/or to permit the early termination of certain cross-currency swap agreements with certain of the lenders under the 2005 Credit Facilities.
RISK FACTORS
      Prospective investors in the Notes should consider carefully the matters set forth in the section entitled “Risk Factors” in this prospectus supplement, in “Management’s Discussion and Analysis — Section 10 — Risks and risk management” in TELUS’ 2005 Annual Report — Financial Review, and in “Risks and risk management” in the Interim MD&A.

TELUS CORPORATION
      TELUS was incorporated under the Company Act (British Columbia) (the “BC Company Act”) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and TELUS Corporation (“TC”), BCT acquired all of the shares of each of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 and its executive office at Floor 8, 555 Robson Street, Vancouver, British Columbia, V6B 3K9.
      TELUS is the largest telecommunications company in western Canada and the second largest telecommunications company in Canada. It provides a wide range of wireline and wireless telecommunications products and services including data, Internet protocol (“IP”), voice, video and entertainment services.
      TELUS is organized into four customer facing business units:

•	Consumer Solutions, which provides wireline and wireless IP service, voice and entertainment services to households and individuals across Canada;

•	Business Solutions, which delivers innovative wireline and wireless data, IP, voice and business process in-sourcing solutions to small and medium-sized businesses and entrepreneurs and brings customized wireline, wireless, voice, data, IP, Information Technology (“IT”) and e.business solutions to large multinational, corporate and public sector customers;

•	TELUS Québec, which focuses on the unique needs of the Québec marketplace by offering targeted businesses and consumers comprehensive and integrated wireless and wireline telecommunications solutions, including data, Internet and voice; and

•	Partner Solutions, which provides services to wholesale customers, including telecommunications carriers, resellers, Internet service providers, wireless communications companies, competitive local access providers and cable-TV operators.
      These customer facing business units receive essential support from the business capabilities units comprised of Network Operations, Business Transformation and Technology Strategy, as well as from the business enabling units comprised of Finance, Corporate Affairs (which includes public policy, law, regulation, government relations and corporate communications) and Human Resources.
Integration of TELUS Mobility and TELUS Communications
      On November 24, 2005, TELUS announced the merger of the wireline and wireless segments of its business into a single operating structure (the “wireline-wireless merger”). This was partly effected by way of a legal entity restructure on March 1, 2006, at which time TELUS combined its wireline and wireless businesses which were formerly located in TELUS Communications Inc. (“TCI”) and TELE-MOBILE COMPANY (“TELE-MOBILE”) respectively (the “2006 legal entity restructure”) into a new partnership, TELUS Communications Company (“TCC”). TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE. Immediately prior to the aforementioned 2006 legal entity restructure, 3817873 Canada Inc., a partner in TELE-MOBILE, was continued into Alberta as 1219723 Alberta ULC. TELUS owns 100 per cent of the partnership interest in TCC indirectly.
      Prior to the wireline-wireless merger, TELUS divided its operations into two separate business segments: the wireline segment (formerly known as TELUS Communications) and the wireless segment (branded as TELUS Mobility). Wireline products and services were provided primarily through TCI, and wireless products and services were provided through TELE-MOBILE. The four customer facing units of Consumer Solutions, Business Solutions, Partner Solutions and TELUS Québec provided the wireline products and services and received essential support from the business capabilities units and business enabling units within TELUS Communications, while TELUS Mobility provided the wireless products and services and received essential support for employee services, engineering, finance, information systems, sales and marketing, operations, legal and regulatory matters from departments within TELUS Mobility.

      By combining its wireline and wireless businesses into a single operation in the wireline-wireless merger, which included the 2006 legal restructure, TELUS expects to be better able to leverage the ongoing convergence between wireline and wireless communications technology, more effectively compete with telecom and cable competition, differentiate the business from its competitors by having TCC provide wireline and wireless services to customers, and provide new services to customers regardless of the physical medium used to deliver the service. The combining of the wireline and wireless businesses in TCC should also improve operating effectiveness and efficiency.
      The following chart sets out the organization of TELUS as of March 1, 2006.

RECENT DEVELOPMENT
Financial Results
      On May 3, 2006, TELUS announced its financial results for the quarter ended March 31, 2006. The summary financial data presented below as of and for the periods ended March 31, 2006 and 2005 has been derived from the Interim Financial Statements and the unaudited financial statements of the Company as at and for the three month period ended March 31, 2005, respectively.

	Three months ended
	March 31

	2006	2005

	($ millions except per
	share amounts)
Operating revenues	2,080.5	1,974.7
Operations expense	1,201.1	1,109.1
Restructuring and workforce reduction costs	16.7	9.4
Financing costs and other expense	131.3	139.9
Income taxes	116.1	70.3
Net income and Common Share and Non-Voting Share income	210.1	242.2
Income per Common Share and Non-Voting Share — basic	0.60	0.67
Income per Common Share and Non-Voting Share — diluted	0.60	0.66
Dividends declared per Common Share and Non-Voting Share	0.275	0.20
Total assets	16,017.8	18,136.5
Current maturities of long-term debt	75.5	4.4
Non-current portion of long-term debt	4,513.4	6,356.3
Deferred hedging and other long-term liabilities	1,421.3	1,275.9

	5,934.7	7,632.2
Future income tax liabilities	997.3	995.3
Non-controlling interest	27.7	18.9
Shareholders’ equity	6,794.3	7,125.2

CONSOLIDATED CAPITALIZATION
      The following table sets forth the cash, cash equivalents and short-term investments and the capitalization of TELUS as of March 31, 2006 on an actual basis and as of March 31, 2006, as adjusted to give effect to this Offering as though it had occurred on such date. This table should be read in conjunction with the Interim Financial Statements.

	As at March 31, 2006

	Actual	As adjusted

	(millions)
Cash, cash equivalents and short-term investments	$(1.1)		$(1.1)

Long-term debt and capital lease obligations:
TELUS Corporation Notes offered hereby	—		●
TELUS Corporation Notes
U.S.$: 7.5% due June 2007(1)	1,360.8		1,360.8
U.S.$: 8.0% due June 2011(1)	2,240.6		2,240.6
TELUS Corporation Credit Facilities	71.0		71.0
TELUS Communications Inc. Debentures
Series B: 8.80% due September 2025	200.0		200.0
Series 1: 12.0% due May 2010	50.0		50.0
Series 2: 11.90% due November 2015	125.0		125.0
Series 3: 10.65% due June 2021	175.0		175.0
Series 5: 9.65% due April 2022	249.0		249.0
TELUS Communications Inc. First Mortgage Bonds
Series U: 11.5% due July 2010	30.0		30.0
TELUS Communications Inc. Medium Term Notes
Series 1: 7.10% due February 2007	70.0		70.0
Capital leases and other long-term debt	17.5		17.5

Total long-term debt	4,588.9		●

Total debt	4,588.9		●

Shareholders’ equity:
Common Shares and Non-Voting Shares	5,811.3		5,811.3
Options	5.0		5.0
Cumulative foreign currency translation adjustment	(6.6)		(6.6)
Retained earnings	828.9		828.9
Contributed surplus	155.7		155.7

Total shareholders’ equity	6,794.3		6,794.3

Total capitalization	$11,382.1	$	●

(1)	The Canadian dollar amount assumes conversion of U.S. dollar proceeds to Canadian dollars based on the Noon Buying Rate.
USE OF PROCEEDS
      The net proceeds to be received by the Company from this Offering are estimated to be approximately $       ●         after payment of commissions to the Agents but before deduction of the expenses of this Offering.
      Each of the Agents is an affiliate of a bank which is a lender to the Company under a syndicated unsecured credit facility (the “2005 Credit Facilities”). The 2005 Credit Facilities consist of: (i) an $800 million three-year revolving credit facility (as at March 31, 2006, $171.6 million utilized and $628.4 million available); and (ii) an $800 million five-year revolving credit facility (undrawn as at March 31, 2006). Consequently, the Company may be considered to be a connected issuer of each such Agent for purposes of the securities legislation of certain Canadian provinces. All of the net proceeds of the sale of the Notes offered hereby will be used to repay indebtedness to these banks under the 2005 Credit Facilities and/or to permit the early termination of certain cross-currency swap agreements with certain of these banks. The Company is and has been in compliance with the terms of the 2005 Credit Facilities. See “Plan of Distribution”.

EARNINGS COVERAGE RATIO
      For the twelve months ended March 31, 2006 and December 31, 2005, the Company’s consolidated earnings before income taxes and gross interest expense were $1,681.2 million and $1,699.5 million, respectively. Gross interest expense for these periods, after giving effect to the issue of Notes hereunder, was $648.6 million and $680.6 million, respectively. The following coverage was calculated on a consolidated basis for the twelve month period ended March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005

Earnings coverage on long-term debt obligations	2.6 times	2.5 times
RISK FACTORS
      An investment in the Notes offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement, in “Management’s Discussion and Analysis — Section 10 — Risks and risk management” in TELUS’ 2005 Annual Report — Financial Review, and in “Risks and risk management” in the Interim MD&A, prospective investors should carefully consider the following factors in evaluating TELUS and its business before making an investment in the Notes.
Structural Subordination of Notes
      The Notes will be obligations exclusively of the Company. The Company’s existing operations are currently conducted through its subsidiaries. Its ability to meet its debt service obligations, including payment of principal and interest on the Notes, is dependent upon the cash flow of its subsidiaries and the payment of funds by its subsidiaries to the Company in the form of loans, dividends, fees or otherwise. The Company’s subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Because the Company’s subsidiaries will not guarantee the payment of principal of or interest on the Notes, any right of the Company to receive assets of the subsidiaries upon their bankruptcy, liquidation or reorganization (and the consequent right of the holders of the Notes to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiaries’ creditors (including tax authorities, trade creditors and lenders).
Bankruptcy and Related Laws
      The Company is incorporated under the laws of the Province of British Columbia and its principal operating assets are located in Canada.
      The rights of the Trustee (as defined herein) to enforce remedies are likely to be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling “an insolvent person” to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, this “proposal” legislation permits, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.
      The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict if payments under the Notes would be made following commencement of or during such a proceeding, whether or when the Trustee could exercise its rights under the Indenture or whether and to what extent holders of the Notes would be compensated for any delay, in payments of principal and interest.
No Public Market
      There is no established trading market for the Notes. The Company does not intend to have the Notes listed for trading on any securities exchange or quoted on any automated dealer quotation system. The Agents have advised the

Company that they presently intend to make a market in the Notes, but the Agents are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Agents. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes. The liquidity of any market for the Notes will depend upon the number of holders of such securities, the interest of securities dealers in making a market in the securities and other factors. The absence of an active market for the securities offered hereby could adversely affect their market price and liquidity.
Credit Ratings
      There can be no assurance that the credit ratings assigned to the Notes will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. Real or anticipated changes in credit ratings on the Notes may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which TELUS can access the capital markets. See “Credit Ratings”.
DETAILS OF THE OFFERING
      The following description of the Notes is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Indenture (as defined herein). The following summary uses words and terms which have been defined in the Indenture. For full particulars, reference is made to the short form base shelf prospectus and to the Indenture.
General
      The Notes offered hereby will be issued under the trust indenture dated May 22, 2001 (the “Trust Indenture”) between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the “Trustee”), as supplemented by the fourth series supplement to be dated May  ●  , 2006 (the “Fourth Supplemental Indenture”) between the Company and the Trustee providing for, among other things, the creation and issue of the Notes. The Trust Indenture is described in the short form base shelf prospectus. The Trust Indenture and the Fourth Supplemental Indenture are herein collectively referred to as the “Indenture”. The Company may, from time to time, without the consent of existing Noteholders, create and issue additional Notes under the Fourth Supplemental Indenture having the same terms and conditions as the Notes in all respects, except for such variations to such terms and conditions as may be required, in the reasonable opinion of the Company, to reflect the different issue dates of such additional Notes and the then existing Notes and any intention that all such additional Notes and the then existing Notes be fungible for trading purposes. Additional Notes issued in this manner will be consolidated with and form a single series with the then existing Notes and, if the Company acting reasonably determines that it is advisable or advantageous to do so, the Company may accept such additional Notes and the then existing Notes in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and the then existing Notes.
Principal, Maturity and Interest
      The Notes will be initially limited to $       ●        aggregate principal amount (provided that the Company may in the future issue additional Notes up to any additional amount determined by the Company without the consent of existing holders), will be issued on the closing date, and will mature on June 3, 2013. The Notes will bear interest at  ● % per annum from the series issuance date, payable in equal semi-annual instalments on June 3 and December 3 of each year to holders of record on the preceding May 15 and November 15. Principal and interest on the Notes will be payable in lawful money of Canada. The first interest payment will be due on December 3, 2006, will represent accrued interest from, and including, May  ● , 2006 to, but excluding, December 3, 2006 and will be in the amount of $       ●        per $1,000 of principal amount of the Notes. On maturity, the Company will repay the indebtedness represented by the Notes by paying the Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Notes plus any accrued and unpaid interest thereon. Interest will be computed on the basis of a 365-day calendar year. The yearly rate of interest that is equivalent to the rate payable under the Notes is the rate payable multiplied by the actual number of days in the year and divided by 365 and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada).
      The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof.

Optional Redemption
      The Notes may be redeemed at any time at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes, or (b) 100 % of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.
      In the case of a redemption for less than all of the Notes, the Notes to be redeemed will be selected by the Trustee in such manner as the Trustee deems appropriate.
      “Discounted Value” shall mean an amount equal to the sum of the present values of all remaining scheduled payments of principal and interest (not including any portion of the payment of interest accrued as of the date of redemption) from the redemption date to the respective due dates for such payments until maturity of the Notes computed on a semi-annual basis by discounting such payments (assuming a 365 day year) to the redemption date at the Government of Canada Yield plus        ●        basis points.
      “Government of Canada Yield” shall mean, with respect to any redemption date, the mid market yield to maturity on the third business day (the “Determination Date”) preceding the redemption date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100 % of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes from such redemption date as quoted by a dealer selected from time to time by the Company and approved by the Trustee at noon (Toronto time) on such Determination Date.
Tax Redemption
      The Notes will be subject to redemption in whole, but not in part, at the option of TELUS at any time, on not fewer than 30 nor more than 60 days’ prior written notice, at 100 % of the principal amount, together with accrued interest thereon to the redemption date, in the event TELUS delivers to the Trustee an opinion of independent Canadian tax counsel experienced in such matters to the effect that TELUS has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the outstanding Notes any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the Notes; provided that TELUS determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to TELUS (not including substitution of the obligor under the Notes).
Purchase of Notes
      The Company may, at any time and from time to time, purchase Notes in the market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract, at any price, subject to applicable law.
Defeasance
      The provisions described under “Description of Debt Securities  — Defeasance” in the short form base shelf prospectus are applicable to the Notes. As an additional condition to defeasance with respect to the Notes, the Company will deliver to the Trustee an opinion of counsel to the effect that the holders of Notes will not recognize income gain or loss for Canadian or United States federal income tax purposes as a result of such defeasance and will be subject to Canadian and United States federal income tax on the same basis as if such defeasance had not occurred.
Events of Default
      Events of Default are described in the short form base shelf prospectus and reference is made to that document for a list of the events which constitute an Event of Default with respect to the Notes.
Negative Pledge
      The Indenture contains provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined below) to create or assume any Lien (as defined in the short form base shelf prospectus) upon any present or future Principal Property (as defined in the short form base shelf prospectus), or any Property (as defined in the short form base shelf prospectus) which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined in the short form base shelf prospectus) of the Company or a Restricted Subsidiary unless the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking equally with the Notes then existing or thereafter created), shall be concurrently secured equally and ratably with (or prior to) such other Indebtedness so long as such Lien is outstanding.
      The restrictions set forth above shall not apply to certain permitted Liens, including:

(i)	Liens existing on the series issuance date for the Notes (namely May ● , 2006);

(ii)	Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)	Liens on any Property existing at the time such Property is acquired by the Company or a Restricted Subsidiary, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)	Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)	Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(vi)	any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses (i), (ii), (iii), (iv) and (v); provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased; and

(vii)	any other Liens not otherwise qualifying as a permitted Lien provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions to which the Company or a Restricted Subsidiary is a party, plus (z) the then outstanding principal amount of all other Indebtedness of Restricted Subsidiaries incurred in compliance with “Limitation on Restricted Subsidiary Indebtedness” below (other than any Indebtedness of Restricted Subsidiaries excluded from the calculations of such limitation on Restricted Subsidiary Indebtedness pursuant to the provisos contained therein), does not exceed 15% of the then applicable Consolidated Net Tangible Assets.
      “Restricted Subsidiary” means (a) TELUS Communications Inc., (b) TELUS Communications Company, and (c) at any time any other Subsidiary (as defined in the short form base shelf prospectus) of the Company if, at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of the consolidated assets of the Company and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS (Communications) Quebec Inc.

Limitation on Restricted Subsidiary Indebtedness
      The Indenture contains provisions to the effect that TELUS shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Indebtedness, unless after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Indebtedness of all Restricted Subsidiaries, plus (y) the then outstanding principal amount of Indebtedness of TELUS secured by Liens (other than any Lien constituting a Permitted Lien under any of clauses (a) to (cc) inclusive of the definition of Permitted Liens), plus (z) Attributable Debt relating to then outstanding Unrestricted Sale and Lease-Back Transactions of TELUS, would not exceed 15% of Consolidated Net Tangible Assets. This restriction does not affect the Permitted Indebtedness of Restricted Subsidiaries, which is (1) Indebtedness secured by any Lien constituting a Permitted Lien under any of clauses (a) to (cc) inclusive of the definition of Permitted Liens, (2) Indebtedness (excluding Indebtedness outstanding under commercial paper programs) of any Person existing on the date of the Fourth Supplemental Indenture or at the time such Person becomes a Restricted Subsidiary, (3) Indebtedness owing to TELUS or to another Restricted Subsidiary, (4) commercial paper issued by the Restricted Subsidiaries not to exceed in the aggregate $1 billion, and (5) any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Indebtedness of the Restricted Subsidiaries referred to in any of the preceding clauses (1), (2), (3) or (4) (provided that the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement is not increased).
Limitation on Sale and Lease-Back Transactions
      Neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction, except for:

(i)	any Sale and Lease-Back Transaction constituting a specified permitted Lien under the Indenture; or

(ii)	any Sale and Lease-Back Transaction that is not otherwise permitted under clauses (i) above or (iii) below and in respect of which the Company or such Restricted Subsidiary would, at the time it enters into such Sale and Lease-Back Transaction, be entitled to create a Lien on the Principal Property (or the properties, as the case may be) subject to such Sale and Lease-Back Transaction to secure Indebtedness at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without being required to equally and rateably secure the Notes pursuant to the negative pledge described above (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)	any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include the Debt Securities of any Series) ranking on a parity with, or prior to, the Notes and owing to a Person other than the Company or any Affiliate of the Company, or (y) the purchase, construction or improvement of real property or personal property used by the Company or the Restricted Subsidiaries in the ordinary course of business.
Other Covenants
      In addition to the covenants of the Company described above under “Limitation on Restricted Subsidiary Indebtedness”, under “Negative Pledge” which supercedes the provisions described under “Description of Debt Securities — Negative Pledge” in the accompanying short form base shelf prospectus, and under “Limitation on Sale and Lease-Back Transactions” which supercedes the provisions described under “Description of Debt Securities — Limitation on Sale and Lease-Back Transactions” in the accompanying short form base shelf prospectus, there are certain additional covenants which are applicable to the Notes that are described in the short form base shelf prospectus and reference is made to that document for descriptions of such covenants.

Book-Entry System
      The Notes will be issued in the form of one or more fully registered global securities (the “Global Notes”) to be held by, or on behalf of, The Canadian Depository for Securities Limited (“CDS”), as depositary and registered in the name of CDS’s nominee. Direct and indirect participants in CDS, including The Depository Trust Company (“DTC”), Euroclear Bank S.A./ N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), on behalf of their respective accountholders, will record beneficial ownership of the Notes on behalf of their respective accountholders.
DTC, Euroclear and Clearstream, Luxembourg
      Noteholders may hold their notes through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg in CDS only if they are participants of those systems, or indirectly through organizations which are participants of those systems.
      DTC, Euroclear and Clearstream, Luxembourg will hold omnibus book-entry positions on behalf of their participants through customers’ securities accounts in their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of CDS. All securities in DTC, Euroclear or Clearstream, Luxembourg are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.
      Transfers of notes by persons holding through Euroclear or Clearstream, Luxembourg participants will be effected through CDS, in accordance with CDS rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositaries to take action to effect exercise of the notes on its behalf by delivering notes through CDS and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the notes held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.
      Although the Company will make all payments of principal and interest on the Notes in Canadian dollars, holders of Notes held through DTC will receive such payments in U.S. dollars, except as set forth below. Canadian dollar payments received by CDS will be exchanged into U.S. dollars and paid directly to DTC in accordance with procedures established from time to time by CDS and DTC. All costs of conversion will be borne by holders of Notes held through DTC who receive payments in U.S. dollars. Holders of Notes held through DTC may elect, through procedures established from time to time by DTC and its participants, to receive Canadian dollar payments, in which case such Canadian dollar amounts will be transferred directly to Canadian dollar accounts designated by such holders to DTC.
      All information in this prospectus supplement on Euroclear or Clearstream, Luxembourg is derived from Euroclear or Clearstream, Luxembourg, as the case may be, and reflects the policies of such organizations. These organizations may change these policies without notice.
Payments
      Payments of interest and principal on each Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the Global Note. As long as CDS or its nominee is the registered owner of a Global Note, CDS or its nominee, as the case may be, will be considered the sole legal owner of the Global Note for the purposes of receiving payments of interest and principal on the Notes and for all other purposes under the Indenture and the Notes. Interest payments on Global Notes will be made by electronic funds transfer on the day interest is payable and delivered to CDS or its nominee, as the case may be.
      The Company understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of a Global Note, will credit participants’ accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Company also understands that payments of interest and principal by participants to the owners of beneficial interest in such Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The responsibility and liability of the Company in respect of payments on Notes represented by Global Notes is limited solely and exclusively, while the Notes are registered in Global Note form, to making payment of any interest and principal due on such Global Note to CDS or its nominee.
      If Definitive Notes are issued instead of or in place of Global Notes, payments of interest on each Definitive Note will be made by electronic funds transfer, if agreed to by the holder, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the registrar for the Notes, at the close of business on the last business day of the month preceding the month of the record date for the payment of interest. The Trustee has been appointed under the Fourth Supplemental Indenture as the registrar and paying agent. Payment of principal at maturity will be made at the principal office of the Trustee in the City of Toronto (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Notes. If the due date for payment of any amount of principal or interest on any Note is not, at the place of payment, a business day (being a day other than a Saturday, Sunday or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to close) such payment will be made on the next business day and the holder shall not be entitled to any further interest or other payment in respect of such delay.
Additional Amounts
      All payments made by TELUS under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (hereinafter “Taxes”) unless TELUS is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If TELUS is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, TELUS will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

•	any payment to a holder or beneficial owner who is liable for such Taxes in respect of such Note (1) by reason of such holder or beneficial owner being a person with whom TELUS is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) or (2) by reason of the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein; or

•	any Note presented for payment more than 30 days after the later of (1) the date on which such payment first becomes due or (2) if the full amount of the monies payable has not been paid to the holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the holders of the Notes, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days; or

•	any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; or

•	any Tax imposed as a result of the failure of a holder or beneficial owner of a Note to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; or

•	any Tax that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after payment becomes due or is duly provided for, whichever occurs later; or

•	any Tax which is payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes; or

•	any combination of the above items,
nor will such Additional Amounts be paid with respect to any payment on any Note to a holder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.
      Whenever in the Indenture or in any Note there is mentioned, in any context, the payment of principal of, or premium, interest or any other amount on any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
      The obligation to pay Additional Amounts will survive any termination or discharge of the Indenture or the redemption, repayment or purchase of the Notes.
Governing Law
      Each of the Indenture and the Notes are governed by, and construed in accordance with, the laws of the Province of Ontario.
CREDIT RATINGS
      The Notes have been rated BBB+, stable outlook, by Standard & Poor’s, a division of McGraw-Hill Companies, Baa2, positive outlook, by Moody’s Investors Service, BBB+, stable outlook, by Fitch Ratings and BBB (high), stable trend, by Dominion Bond Rating Service Limited (each a “Rating Agency”). Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Ratings for debt instruments range from Aaa or AAA, which represent the highest quality of securities, to D which represents securities in default. The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a Rating Agency at any time if in its judgment circumstances so warrant.
ELIGIBILITY FOR INVESTMENT
      In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Notes, at the date of issue, will be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, other than trusts governed by deferred profit sharing plans for which any of the employers is the Company or an employer which does not deal at arm’s length with the Company.
CERTAIN CANADIAN AND UNITED STATES INCOME TAX CONSIDERATIONS
      The discussion below is intended to be a general description of the Canadian and United States income tax considerations generally applicable to an investment in the Notes. It does not take into account the individual circumstances of any particular investor. Therefore, prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Notes.
Certain Canadian Federal Income Tax Considerations
      In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder of the Notes acquired as beneficial owner hereunder who, at all relevant times, for the purposes of the Tax Act, holds such Notes as capital property, deals at arm’s length with the Company and is not affiliated with the Company (a “Holder”). Notes held by “financial institutions” (as defined in section 142.2 of the Tax Act) will generally not be capital property to such holders and will generally be subject to special rules contained in the Tax Act. This summary does not take into account these special rules and holders to whom these rules may be relevant should consult their own tax advisors.
      This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof, and on a certificate of an officer of the Company as to certain matters of fact.
      This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Tax Amendments”). No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Notes should consult their own tax advisors with respect to their own particular circumstances.
Residents of Canada
      The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada (a “Resident Holder”). Certain such Resident Holders whose Notes might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making the irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Notes and all other “Canadian Securities”, as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, to be capital property. This summary is not applicable to a holder an interest in which is a “tax shelter investment”, as defined in the Tax Act. Such holders should consult their own tax advisors.
Taxation of Interest on the Notes
      A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on a Note that accrues or is deemed to accrue to the Resident Holder to the end of that taxation year or becomes receivable or is received by the Resident Holder before the end of that taxation year, except to the extent that such amount was included in the Resident Holder’s income for a preceding taxation year.
      Any other Resident Holder, including an individual, will be required to include in computing its income for a taxation year any interest on a Note that is received or receivable by such Resident Holder in that year (depending upon the method regularly followed by the Resident Holder in computing income), to the extent that such amount was not otherwise included in the Resident Holder’s income for a preceding taxation year.
      A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3 % on investment income. For this purpose, investment income will generally include interest income.
      On an assignment or other transfer of a Note, including a redemption, a payment on maturity, or a purchase for cancellation, a Resident Holder will generally also be required to include in income the amount of interest accrued on the Note from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Resident Holder’s income for the taxation year or a preceding taxation year.
      In addition, any premium paid by the Company to a Resident Holder as a result of the Company’s exercise of its optional redemption right will generally be deemed to be interest received by a Resident Holder at the time of the redemption and will be required to be included in computing the Resident Holder’s income as described above to the extent that it can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of, the interest that would have been paid or payable by the Company on the Note for a taxation year ending after the redemption.

Disposition of Notes
      In general, a disposition or deemed disposition, including a redemption, payment on maturity or purchase for cancellation, will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any amounts included in the Resident Holder’s income on such disposition or deemed disposition as interest, exceed (or are less than) the adjusted cost base of the Note to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition.
      Under the current provisions of the Tax Act, one half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year generally must be included in the Resident Holder’s income in that year, and, subject to and in accordance with the provisions of the Tax Act, one half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year generally must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capitals gains in any particular year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual or a trust (other than specified trusts) may give rise to a liability for alternative minimum tax.
      As discussed above, a Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax of 6 2/3  % on investment income. For this purpose, investment income will generally include taxable capital gains.
Non-Residents of Canada
      The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and has not and will not use or hold or be deemed to use or hold the Notes in or in the course of carrying on business in Canada (a “Non-Resident”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.
      Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by the Company on the Notes to a Non-Resident that deals at arm’s length with the Company at the time such interest is paid or credited will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident on a disposition of a Note. For the purposes of the Tax Act, related persons (as defined in the Tax Act) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.
      No other tax on income or gains will be payable by a Non-Resident on interest, principal, or premium or on the proceeds received by a Non-Resident on the disposition of a Note.
Certain United States Federal Income Tax Considerations
      The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of a Note by a U.S. holder (as defined below) who purchases such Note pursuant to, and at the price set forth on the cover of, this prospectus supplement and holds the Note as a “capital asset” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing U.S. federal income tax law, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, regulated investment companies, and tax-exempt organizations) or to persons that will hold a Note as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address holders who own, actually or constructively, 10% or more of the securities of TELUS, nor does the summary discuss U.S. federal estate and gift, U.S. state and local, or non-U.S. tax considerations. Each prospective investor is urged to consult a tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in a Note.
      For purposes of this summary, a ”U.S. holder” is a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation created in or organized under the law of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that elected to be subject to tax as a U.S. person under the Code.
      If a partnership, or other entity or arrangement treated as a partnership for United States federal income tax purposes, owns a Note, the tax treatment of the partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that own a Note should consult their tax advisors as to the particular United States federal income tax consequences applicable to them.
Payment of Interest
      In general, interest paid or payable on a Note to a U.S. holder will be subject to tax as foreign source ordinary interest income at the time it is received or accrued, in accordance with such holder’s method of accounting for U.S. federal income tax purposes. A cash method U.S. holder must include in income the U.S. dollar value of each interest payment based on the spot rate in effect on the date such interest payment is received, regardless of whether the payment is converted into U.S. dollars. In the case of an accrual method U.S. holder, the amount of any interest income accrued during any accrual period generally will be determined by translating such accrual interest income into U.S. dollars at the average exchange rate applicable to the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the relevant taxable year). Such a holder will recognize exchange gain or loss with respect to any accrued interest income on the date that payment in respect of such interest income is received in an amount equal to the difference between (i) the U.S. dollar value of such payment, based on the spot rate in effect on the date such payment is received, and (ii) the amount of interest income accrued in respect of such payment. Any such exchange gain or loss will generally be treated as U.S. source ordinary income or loss.
      Notwithstanding the rule regarding the translation of accrued interest income described above, an accrual method U.S. holder may elect to translate accrued interest income using the spot rate in effect on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, using the spot rate in effect on the last day of the relevant taxable year) or, if the last day of an accrual period is within five business days of the date of receipt of the accrued interest, translate such interest using the spot rate in effect on the date of such receipt. This election must be applied consistently to all debt instruments from year to year and cannot be changed without consent of the U.S. Internal Revenue Service.
Sale, Exchange, or Other Disposition of a Note
      Unless a nonrecognition provision applies, upon the sale, exchange, or other disposition of a Note, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash received plus the fair market value of any property received on such disposition (other than (a) amounts attributable to accrued interest not previously included in income, which will be subject to tax as foreign source interest income, as discussed above, and (b) exchange gain or loss with respect to the principal amount of the Note, as discussed in the following paragraph) and (ii) such holder’s adjusted tax basis in the Note. The U.S. dollar value of any Canadian dollars received by a U.S. holder upon the sale, exchange, or other disposition of a Note will generally be determined using the spot exchange rate in effect on the date of such disposition. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such holder less any principal payments received by such holder with respect thereto. The cost of a Note to a U.S. holder will be the U.S. dollar value of the Canadian dollars purchase price, translated at the spot rate on the date of purchase. The conversion of U.S. dollars into Canadian dollars and the immediate use of those Canadian dollars to purchase a Note will generally not result in a taxable gain or loss to the U.S. holder. A U.S. holder will have a tax basis in any Canadian dollars received on the sale, exchange or other disposition of a Note equal to the U.S. dollar value of the Canadian dollars on the date of receipt. Any such gain or loss attributable to the sale, exchange, or other disposition of a Note (except with respect to exchange gain or loss with respect to the principal amount of the Note, as discussed in the following paragraph) will generally be U.S. source and will be long-term gain or loss if the U.S. holder has held the Note for more than one year. The claim of a deduction in respect of a capital loss is subject to limitations.
      U.S. holders are required to recognize any gain or loss attributable to changes in currency exchange rates upon the retirement, sale, exchange, or other disposition of a Note. Such gain or loss will be subject to tax as United States source ordinary income or loss. Exchange gain or loss with respect to the principal amount of a Note will generally equal the difference between: (1) the U.S. dollar value of the Canadian dollar purchase price of the Note determined using the spot exchange rate on the date of the retirement, sale, exchange or other disposition, and (2) the U.S. dollar value of the Canadian dollar purchase price of the Note, determined using the spot exchange rate on the date the U.S. holder acquired the Note. Such gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. holder on a sale, exchange, or other disposition of the Note.
Information Reporting and Backup Withholding
      Each U.S. holder of a Note may be subject, under certain circumstances, to information reporting and backup withholding with respect to payments of interest on, and gross proceeds from a sale, exchange or other disposition (including repayment of principal) of a Note. These backup withholding rules apply if such holder, among other things, fails to (i) furnish its correct taxpayer identification number, (ii) certify that it is not subject to backup withholding, or (iii) otherwise comply with applicable backup withholding requirements.
      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the U.S. Internal Revenue Service.
PLAN OF DISTRIBUTION
      Under an agreement the (“Agency Agreement”) dated May 15, 2006 between the Agents and the Company, the Agents have agreed to act as agents of the Company to offer the Notes for sale to the public on a best efforts basis, if, as and when issued by the Company, subject to compliance with all necessary legal requirements and in accordance with the terms and conditions of the Agency Agreement. The offering price of the Notes was established by negotiation between the Company and the Agents. The Agents will receive a fee equal to $       ●         for each $1,000 principal amount of Notes sold.
      The obligations of the Agents under the Agency Agreement may be terminated in their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. While the Agents have agreed to use their best efforts to sell the Notes offered under this prospectus supplement, the Agents will not be obligated to purchase any Notes which are not sold.
      The Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside the United States and Canada. No sales will be effected in any province of Canada by any Agent not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province.
      The Notes are offered subject to certain conditions, including the right of the Company to reject orders in whole or in part.
      In accordance with a rule of the Ontario Securities Commission and a policy statement of the Autorité des marchés financiers, the Agents may not, throughout the period of distribution, bid for or purchase Notes. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, the Notes. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering, and subject to the first exception mentioned above, the Agents may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the Agents in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and short positions created by the Agents involve the sale by the Agents of a greater number of Notes than may be offered by the Company in the Offering. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      The Company and the Agents have agreed to indemnify each other against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian provincial securities legislation. There is no public market for the Notes and the Company does not intend to list the Notes on any exchange.
      Each of the Agents is an affiliate of a bank which is a lender under the 2005 Credit Facilities described under “Use of Proceeds”. As a result, the Company may be considered a “connected issuer” of each of the Agents for the purposes of certain applicable securities legislation. All of the net proceeds of the sale of the Notes offered hereby will be used to repay outstanding indebtedness under the 2005 Credit Facilities and/or to permit the early termination of certain cross-currency swap agreements with certain of these banks. The offering will be conducted in the United States in accordance with the NASD Conduct Rule 2710(h) because more than 10% of the net proceeds of the Offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the Offering. See “Use of Proceeds”.
      TELUS is and has been in compliance with the terms of the 2005 Credit Facilities. Neither the lenders under the 2005 Credit Facilities nor the Agents were involved in the Company’s initial decision to distribute the Notes offered hereby. The Agents negotiated the terms and conditions of the Offering and will not benefit in any manner from the Offering other than the payment of their commission as described above.
LEGAL MATTERS
      Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and on behalf of the Agents by Osler, Hoskin & Harcourt LLP, Toronto, Ontario and New York, New York. The partners and associates of such law firms as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.
AUDITORS, REGISTRAR AND TRANSFER AGENT
      The Auditors for the Company are Deloitte & Touche LLP, Chartered Accountants, 1055 Dunsmuir Street, Suite 2100, Vancouver, British Columbia V7X 1P4.
      Registers for the registration and transfer of the Notes issued in registered form will be kept at the principal offices of the Trustee in the City of Toronto.

AUDITORS’ CONSENT
      We have read the preliminary prospectus supplement of TELUS Corporation (the “Company”) dated May 15, 2006 to the short form base shelf prospectus dated August 24, 2005, relating to the offering of Series CB Notes, (collectively the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004; and the consolidated statements of income, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005. Our report is dated February 14, 2006.
(Signed) Deloitte & Touche LLP
Chartered Accountants
Vancouver, BC
May 15, 2006

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of the securities.
SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 24, 2005
New Issue
TELUS Corporation
$3,000,000,000
Debt Securities
Preferred Shares
Non-Voting Shares
Common Shares
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities
Share Purchase Contracts
Share Purchase or Equity Units
TELUS Corporation (“TELUS” or the “Company”) may offer and issue from time to time, debt securities (the “Debt Securities”), preferred shares, non-voting shares and common shares (the “Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (the “Warrants”), share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the “Securities”) of up to $3,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that this short form shelf prospectus (the “Prospectus”), including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iii) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of share purchase contracts, the designation, number and terms of the Equity Securities to be purchased under the share purchase contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the share purchase contract and any other specific terms; and (v) in the case of share purchase or equity units, the terms of the component share purchase contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the share purchase contract by the Debt Securities or third party obligations and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.
Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale. In addition, TELUS has filed an undertaking with each of the securities commissions or similar regulatory authorities in Canada that it will not distribute share purchase contracts or share purchase or equity units that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.
For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars at the date of issue of such Securities using the spot wholesale transactions buying rate of the Bank of Canada for the purchase of Canadian dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Securities.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.
Prospective investors should be aware that acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that TELUS is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of TELUS and said persons may be located outside the United States.
These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The common shares and the non-voting shares of TELUS are listed on the Toronto Stock Exchange under the symbols “T” and “T.NV.”, respectively, and the non-voting shares of TELUS are also listed on the New York Stock Exchange under the symbol “TU”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the common shares and non-voting shares of TELUS will not be listed on any securities exchange. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of TELUS by Blake, Cassels & Graydon LLP, Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

      Unless the context otherwise indicates, references in this Prospectus to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies.
DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Legal Services, General Counsel and Corporate Secretary of TELUS, 3777 Kingsway, Burnaby, British Columbia V5H 3Z7 (telephone 604.697.8029). For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Legal Services, General Counsel and Corporate Secretary of TELUS at the above-mentioned address and telephone number. Copies of these documents are available on the System for Electronic Documents Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com.
      The following documents of the Company, which have been filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated March 23, 2005 for the year ended December 31, 2004;

(b)	the audited consolidated financial statements as at and for the years ended December 31, 2004 and 2003 and the report of the auditors thereon;

(c)	the management’s discussion and analysis of financial results for the year ended December 31, 2004 (the “MD&A”);

(d)	the information circular dated March 21, 2005, prepared in connection with the Company’s annual and special meeting and the class meetings held on May 4, 2005, except the sections entitled “Mandate and Report of the Corporate Governance Committee”, “Mandate and Report of the Human Resources and Compensation Committee”, “Report on Executive Compensation”, “Performance Graph” and “Appendix A”;

(e)	the unaudited interim consolidated financial statements as at and for the three and six month periods ended June 30, 2005;

(f)	the management’s discussion and analysis of financial results for the period ended June 30, 2005 (the “Interim MD&A”); and

(g)	the “Risks and uncertainties” section of the management’s discussion and analysis of financial results for the period ended March 31, 2005.
      Any documents of the types referred to above and any material change reports (excluding confidential reports) filed by the Company pursuant to the requirements of applicable securities legislation after the date of this Prospectus and prior to the completion or withdrawal of this offering shall be deemed to be incorporated by reference into this Prospectus.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
      A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.
      Upon a new annual information form and the related annual financial statements being filed by the Company, with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder.
REFERENCE TO CURRENCY
      Unless the context otherwise requires, all references herein to currency are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. On August 23, 2005, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8344.

TELUS CORPORATION
      TELUS was incorporated under the Company Act (British Columbia) (the “BC Company Act”) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and TELUS Corporation (“TC”), BCT acquired all of the shares of each of BC
TELECOM and TC in exchange for common shares and non-voting shares of BCT and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. TELUS maintains its registered office at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 and its executive office at Floor 8, 555 Robson Street, Vancouver, British Columbia, V6B 3K9.
      The only material subsidiaries of TELUS are TELUS Communications Inc. (“TCI”) and TELE-MOBILE COMPANY (“TELUS Mobility”), each owning assets which constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2004 and each generating sales and operating revenues which exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2004. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELUS Mobility indirectly.
      The following organization chart sets forth these TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership:

BUSINESS OF THE COMPANY
      TELUS is the largest telecommunications company in western Canada and the second largest telecommunications company in Canada. TELUS is a leading Canadian telecommunications provider whose subsidiaries provide a full range of communication products and services. TELUS provides its communications services through two business segments: TELUS Communications and TELUS Mobility.
      TELUS Communications, a full-service incumbent local exchange carrier in Western Canada and Eastern Quebec, provides a wide range of telecommunication products and services including data, Internet protocol (IP), voice, video and other services to consumers and businesses. With its national wireline next generation network, which offers advanced IP-based network applications, TELUS Communications is also a national provider of data, IP and voice solutions for business customers across Canada. TELUS Mobility is a national facilities-based wireless provider with 4,147,700 subscribers as at June 30, 2005. The business of TELUS Mobility includes the provision of digital personal communications services, enhanced specialized mobile radio services, wireless Internet, paging and analogue cellular services.
USE OF PROCEEDS
      Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issue and sale from time to time of Securities will be added to the general funds of the Company to be used to repay existing indebtedness of TELUS, to fund capital expenditures and for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
EARNINGS COVERAGES
      The earnings coverages set forth below do not give pro forma effect to any offering of Securities or any change in indebtedness not reflected in the financial statements of the Company for the twelve month periods ended December 31, 2004 and June 30, 2005. The ratio for the twelve month period ended June 30, 2005 is based on unaudited financial information.
      For the twelve months ended December 31, 2004 and June 30, 2005, the Company’s consolidated earnings before income taxes and gross interest expense was $1,467.9 million and $1,702.0 million, respectively. Gross annual interest expense for these periods was $647.0 million and $654.2 million, respectively. The following coverages were calculated on a consolidated basis for the twelve month periods ended December 31, 2004 and June 30, 2005:

	December 31,	June 30,
	2004	2005

Earnings coverage on long-term debt obligations	2.3	2.6
DESCRIPTION OF DEBT SECURITIES
      The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Debt Securities.
      Debt Securities will be issued under an indenture dated May 22, 2001 (the “Trust Indenture”) between the Company and Computershare Trust Company of Canada (the “Trustee”). The following summary of certain provisions of the Trust Indenture does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. All capitalized terms are as defined in the Trust Indenture (unless otherwise defined herein).
General
      The Trust Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the Trust Indenture. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Company. As of August 23, 2005, $1,578,000,000 and US$3,091,500,000 principal amount of Debt Securities are outstanding under the Trust Indenture.

      The Prospectus Supplement relating to the particular Debt Securities offered thereby describes the terms of such Debt Securities, including, where applicable:

(i)	the designation, aggregate principal amount and denominations of such Debt Securities;

(ii)	the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(iii)	the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(iv)	the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or the Company may elect the currency in which payments thereon are to be made and if so, the manner of such election;

(v)	whether the Debt Securities of such series are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(vi)	the date from which interest on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(vii)	the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(viii)	any special provisions for the payment of additional interest with respect to such Debt Securities;

(ix)	any additional covenants included for the benefit of holders of such Debt Securities;

(x)	the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(xi)	any additional events of default provided with respect to such Debt Securities;

(xii)	any exchange on which Debt Securities of a series will be listed;

(xiii)	terms for any conversion or exchange into other securities;

(xiv)	subordination terms, if any, of the Debt Securities of such series;

(xv)	any special tax implications of or any special tax provision, or indemnities relating to Debt Securities of such series; and

(xvi)	any other terms of such Debt Securities.
Payment
      Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of (and premium, if any) on Debt Securities will be made in the designated currency against surrender of such Debt Securities at the office of the Trustee in Toronto. Unless otherwise indicated in the Prospectus Supplement related thereto, payment of any instalment of interest on Debt Securities will be made to the Person (as defined below) in whose name such Debt Security is registered immediately prior to the close of business on the record date for such interest by electronic funds transfer.
Negative Pledge
      The Trust Indenture contains provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined below) to create or assume any Lien (as defined below) upon any present or future Principal Property (as defined below), or any Property (as defined below) which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined below) of the Company or a Restricted Subsidiary unless the Debt Securities, other than Debt Securities which by their terms do not have the benefit of the

Negative Pledge (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking equally with the Debt Securities then existing or thereafter created), shall be concurrently secured equally and ratably with (or prior to) such other Indebtedness so long as such Lien is outstanding.
      The restrictions set forth above shall not apply to Permitted Liens, which are defined in the Trust Indenture to include:

(i)	with respect to any series of Debt Securities, Liens existing on the Closing Date (as defined below) for such series;

(ii)	Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)	Liens on any Property existing at the time such Property is acquired by the Company or a Restricted Subsidiary, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)	Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)	Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(vi)	any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses (i), (ii), (iii), (iv) and (v); provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased;

(vii)	any other Liens not otherwise qualifying as a permitted Lien provided that, at the applicable time, the aggregate principal amount of the Indebtedness secured by all such other Liens, when added to the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined below) to which the Company or a Restricted Subsidiary is a party, does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined below); and

(viii)	any other Liens identified in the Prospectus Supplement relating to the series of Debt Securities issued.
Limitation on Sale and Lease-Back Transactions
      Neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (as defined below), except for:

(i)	any Sale and Lease-Back Transaction in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described in “Negative Pledge” above (other than clause (vii)), to incur Indebtedness secured by a Lien on the applicable Principal Property at least equal in amount to the Attributable Debt (as defined below) in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities; or

(ii)	any Sale and Lease-Back Transaction that is not otherwise permitted under clause (i) above and in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described in clause (vii) of “Negative Pledge” above, to incur Indebtedness secured by a Lien on the applicable Principal Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)	any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of such sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of such sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include any Debt Securities) ranking on a parity with, or prior to, such Debt Securities and owing to a Person other than the Company or any Affiliate of the Company, or (y) the purchase, construction or improvement of real property or personal property used by the Company or its Restricted Subsidiaries in the ordinary course of business.
Modification of the Trust Indenture
      With certain exceptions, the Trust Indenture, the rights and obligations of the Company and the rights of the holders of a particular series of Debt Securities may be modified by the Company with the consent of the holders of not less than a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting; but no such modification may be made which would (i) reduce in any manner the amount of, or change the currency of payment of, or delay the time of any payments (whether of principal, premium, interest or otherwise), (ii) change the definition of or the manner of calculating amounts to which any holder is entitled; or (iii) reduce the above-stated percentage of Debt Securities of such series, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.
Events of Default
      The Trust Indenture provides that any one or more of the following events shall constitute an event of default with respect to any series of Debt Securities thereunder: (i) a default in the payment of the principal of (or premium, if any, on) any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, or in any obligation to repurchase Debt Securities of such series when required pursuant to the Trust Indenture; (ii) a default in the payment of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days; (iii) default in the performance of or breach of any other covenant or agreement of the Company with respect to such series under the Trust Indenture or the Debt Securities and such default or breach continues for a period of 60 days after written notice to the Company by the Trustee or the holders of 25% or more in aggregate principal amount of the outstanding Debt Securities of such series; (iv) if any representation or warranty made by the Company in relation to a series of Debt Securities was incorrect in any material respect when made and if it is capable of being corrected such misrepresentation is not corrected within 60 days after written notice to the Company by the Trustee or the holders of 25% or more in aggregate principal amount of the outstanding Debt Securities of such series (v) any failure to pay when due or within any applicable grace period, any payment of Indebtedness of the Company or a Subsidiary in excess of US$75 million (or its equivalent in any other currency or currencies), or any default in respect of any Indebtedness of the Company or any Subsidiary having an aggregate principal amount exceeding US$75 million (or its equivalent in any other currency or currencies) after the expiration of any applicable grace period, if such default has resulted in such Indebtedness in excess of such aggregate principal amount becoming due prior to its stated maturity; (vi) a distress, attachment, execution or other similar legal process for any amount exceeding US$75 million (or its equivalent in any other currency or currencies) is levied or enforced against any part of the Property of the Company or any Subsidiary and is not paid out, satisfied or withdrawn within 60 days of the date of such levy or enforcement; or (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary. The Company is required to file with the Trustee an annual officers’ certificate as to the absence of certain defaults under the Trust Indenture.
      The Trust Indenture provides that if an event of default (other than an event of default specified in clause (vii) above in relation to the Company) shall occur and be continuing with respect to a series of Debt Securities issued thereunder, the Trustee may in its discretion and shall upon request of the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series declare the principal of, together with accrued interest on, all Debt Securities of such series to be due and payable. In certain cases, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may on behalf of the holders of all such Debt Securities waive any past default or event of default and rescind and annul any such declaration and its consequences.
      The Trust Indenture further provides that if an event of default specified in clause (vii) in relation to the Company occurs, the principal of and any accrued interest on the Debt Securities then outstanding shall become immediately due and payable; provided however that at any time after an automatic acceleration with respect to the Debt Securities has been made, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may, under certain circumstances, rescind and annul such acceleration and its consequences.
      The Trust Indenture contains a provision entitling the Trustee, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of such series before proceeding to exercise any right or power under the Trust Indenture at the request of such holders. The Trust Indenture provides that no holder of Debt Securities of any series may pursue a remedy with respect to the Trust Indenture except in the case of failure of the Trustee to act.
Defeasance
Defeasance of Certain Obligations
      If the supplement to the Trust Indenture provides, the Company may elect, with respect to any series of Debt Securities, either to be discharged from its obligations or to be released from its obligations to comply with the terms, provisions or conditions relating to the negative pledge, the restriction on Sale and Lease-Back Transactions, the restrictions on amalgamations described below, any other covenants or any event of default (other than a default in the payment of principal or interest under such series of Debt Securities). Following such election, the Company will be so discharged, provided: (i) the Company has, at least 91 days prior to such discharge becoming effective, irrevocably deposited with the Trustee, as specific security pledged for, and dedicated solely to, the due payment and ultimate satisfaction of all of its obligations under the Trust Indenture with respect to the Debt Securities of the series affected, (a) funds in the currency or currencies in which such Debt Securities are payable, and/or (b) an amount of direct obligations of, or obligations the payment of principal of and interest, if any, on which are fully guaranteed by, the government that issued the currency or currencies in which Debt Securities of such series are payable, and that are not subject to prepayment, redemption or call, as will together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient (in the case of such obligations, through the payment of interest and principal thereunder) to pay (x) the principal of (and premium, if any) and interest on the outstanding Debt Securities of the particular series on their stated due dates or maturity, as the case may be, and (y) any mandatory prepayments on the day on which such prepayments are due and payable; (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the Debt Securities affected will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance in respect of the Company’s obligations and will be subject to Canadian federal income tax on the same basis as if such defeasance had not occurred; (iii) such deposit will not result in a breach or violation of, or constitute a default under, the Trust Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (iv) no event of default with respect to the Debt Securities of such series or event that, with notice or lapse of time, would become such an event of default shall have occurred and be continuing on the date of such deposit; (v) if the Debt Securities affected are listed on any stock exchange or securities exchange, the Company shall have delivered to the Trustee an opinion of counsel to the effect that such deposit and defeasance will not cause such Debt Securities to be delisted; and (vi) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

Other Defeasance Arrangements
      If so described in the Prospectus Supplement related to Debt Securities of a specific series, the Company may enter into certain other arrangements providing for the due payment and ultimate satisfaction of its obligations with respect to such series of Debt Securities by the deposit with the Trustee of funds or obligations of the type referred to under “— Defeasance of Certain Obligations”. The Prospectus Supplement will more fully describe the provisions, if any, relating thereto.
Amalgamation, Consolidation, Conveyance, Transfer or Lease
      The Trust Indenture provides that the Company will not consolidate, merge or amalgamate with any other Person or effect any conveyance, transfer or lease of its Property substantially as an entirety, unless, in such case: (i) the person formed by such consolidation or amalgamation or with which the Company is merged (or the Person that leases or that acquires by conveyance, sale or transfer the Property of the Company substantially as an entirety) (such corporation or Person being referred to as the “Successor Corporation”) is a corporation organized and validly existing under the laws of Canada or any province thereof; (ii) the Successor Corporation shall expressly, by supplemental indenture, assume and become bound by the obligations of the Company under the terms of the Trust Indenture; (iii) after giving effect to such transaction no default or event of default shall have occurred and be continuing under the Trust Indenture or in respect of the Debt Securities of any series; and (iv) the Successor Corporation delivers to the Trustee an officer’s certificate and legal opinion confirming that the foregoing conditions have been met.
Governing Law
      The Trust Indenture is governed by, and construed in accordance with, the laws of the Province of Ontario.
Certain Definitions
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.
“Attributable Debt” shall mean, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Company. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property.
“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with Canadian generally accepted accounting principles.
“Capital Lease Obligations” means indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with Canadian generally accepted accounting principles consistently applied.
“Closing Date” means the date on which the Debt Securities are issued.
“Consolidated Net Tangible Assets” of TELUS and its Subsidiaries means the consolidated total assets of TELUS and its Subsidiaries as reflected in TELUS’ most recent consolidated balance sheet preceding the date of determination prepared in accordance with Canadian generally accepted accounting principles consistently applied, less (a) current liabilities, excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.
“Indebtedness” means, with respect to any Person, (without duplication) (a) any liability of such Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (3) for the payment of Capital Lease Obligations; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above; and (d) in the case of any Restricted Subsidiary, the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Company or any Restricted Subsidiary).
“Lien” means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days).
“Person” means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.
“Principal Property” means at any time any Property which has a fair market value or a book value in excess of US$5.0 million (or its equivalent in any other currency or currencies).
“Property” means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.
“Restricted Subsidiary” means (a) TELUS Communications Inc. and (b) at any time any other Subsidiary of TELUS if at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of consolidated assets of TELUS and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Québec Inc.
“Sale and Lease-Back Transaction” means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Company or such Restricted Subsidiary to any Person and leases back such Principal Property (or other Properties) by way of a Capital Lease Obligation but does not include (a) any Sale and Lease-Back Transaction between the Company and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.
“Subsidiary” means any company or other business entity which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency).
DESCRIPTION OF SHARE CAPITAL
General
      The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The Company is authorized under its Notice of Articles to issue up to 1,000,000,000 shares of each class of first preferred shares (the “First Preferred Shares”), second preferred shares (the “Second Preferred Shares”), non-voting shares (the “Non-Voting Shares”) or common shares (the “Common Shares”). Certain of the rights and attributes of each class are described below.
First Preferred Shares
Shares Issuable in Series
      The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority
      The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares and Non-Voting Shares and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.
Voting Rights
      Except as required by law, holders of the First Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the First Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.
Second Preferred Shares
Shares Issuable in Series
      The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.
Priority
      The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares and the Non-Voting Shares and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.
Voting Rights
      Except as required by law, holders of the Second Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Second Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.
Common Shares and Non-Voting Shares
Priority
      The holders of Common Shares and Non-Voting Shares shall be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares and Non-Voting Shares at the time outstanding as the Board of Directors of the Company may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common

Shares and Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares and the Non-Voting Shares, without preference or distinction.
Voting Rights
      The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. The holders of Non-Voting Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than at separate meetings of the holders of shares of any other class of shares of the Company or of shares of any other series of shares of any such other class of shares other than the Common Shares) and shall be entitled to receive all notices of meetings, information circulars and other written information from the Company that the holders of Common Shares are entitled to receive from the Company but not to vote at such general meetings, unless otherwise required by law.
Anti-Dilution
      Neither the Common Shares nor the Non-Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.
Non-Voting Share Conversion Rights
      In the event an offer is made to purchase Common Shares that (i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares who are in a province of Canada to which the requirement applies, and (ii) is not made concurrently with an offer to purchase Non-Voting Shares that is identical to the offer to purchase Common Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror (as defined in the articles of the Company), and in all other material respects, and that has no condition attached thereto other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Common Shares, then each outstanding Non-Voting Share shall be convertible into one fully paid and non-assessable Common Share at the option of the holder thereof exercisable during the period commencing on the eighth day after the date on which the offer to purchase Common Shares was made or deemed to be made and expiring on the expiry date of such offer.
      If all of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction (each as defined below) are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations or the Broadcasting Direction, as applicable) holding Common Shares in the Company and no requirement that Canadians (as defined in the Radiocommunication Regulations) hold Common Shares in the Company, a holder of one or more Non-Voting Shares shall have the right, at his or her option, at any time after the date of the last to change of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction; and prior to the closing of business 90 days thereafter (the “Regulatory Conversion Period”) to convert any one or more of such Non-Voting Shares into Common Shares on a one-for-one basis. If all of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations and the Broadcasting Direction, as applicable) holding Common Shares in the Company and no requirement that Canadians (as defined in the Radiocommunication Regulations) hold Common Shares in the Company and following the Regulatory Conversion Period there are Non-Voting Shares still outstanding, all holders of Non-Voting Shares shall be deemed to have exercised their right to convert the Non-Voting Shares held by them into Common Shares upon receipt by all of the holders of written notice by the Company stating that the Company is requiring all holders to convert their Non-Voting Shares to Common Shares on the date specified in such notice. “Telecommunications Regulations” mean the Canadian Telecommunication Common Carrier Ownership and Control Regulations made pursuant to the Telecommunications Act (Canada); “Radiocommunication Regulations” mean the Regulations respecting Radiocommunications, Radio Authorizations, Exemptions from Authorizations and the Operation of Radio Apparatus,

Radio-Sensitive Equipment and Interface Causing Equipment, P.C. 1996 — 1679 5 November, 1996, as amended or replaced from time to time, whether by statute, regulation, direction or by any other form of legislative instrument, and includes any licences under the Radiocommunication Act (Canada) held by entities controlled (as defined in the foregoing Regulations) by the Company; and “Broadcasting Direction” means the Direction to the Canadian Radio-television and Telecommunications Commission (Ineligibility of Non-Canadians) P.C. 1997 — 486 8 April 1997, as amended from time to time and any replacement direction or regulation under the Broadcasting Act (Canada) or any other form of legislative instrument, with respect thereto.
Common Share Conversion Right
      The Company shall provide notice to each holder of Common Shares at least 10 days before the record date in respect of each general meeting of shareholders of the Company at which the holders of the Non-Voting Shares will be entitled to vote as a class. In such event and to the extent that, after taking into account the conversion, the class of persons, each of whom is a non-Canadian as defined in the Telecommunications Regulations or the Broadcasting Direction, or is not a Canadian as defined in the Radiocommunication Regulations (the “Constrained Class”), would continue to hold no more than the maximum number of Common Shares that may be owned and controlled by persons in the Constrained Class in accordance with the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Directions, whichever is the lowest so that, when added to all other voting shares (as defined in the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction, as the case may be) owned or controlled by the Constrained Class, the Company will be and will continue to be a “qualified corporation” as defined in the Telecommunications Regulations, a corporation that is Canadian (as defined in the Radiocommunication Regulations) that controls (as defined in the Radiocommunication Regulations) a person or entity that holds licences under the Radiocommunication Act (Canada) and a corporation that is qualified under the Broadcasting Direction to be the parent of a corporation that is a “qualified corporation” as defined in the Broadcasting Direction, each outstanding Common Share shall be convertible into one Non-Voting Share on a one-for-one basis.
Ownership and Voting Restrictions
      Non-Canadian shareholders shall not beneficially own or control, other than by way of security only, more than 33 1/3% (or such other percentage as may then be prescribed by the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Directions, whichever is the lowest percentage, as the percentage of voting shares that may be beneficially owned or controlled, by non-Canadians, in order for a corporation to be a “qualified corporation” as defined in the Telecommunications Regulations, a corporation that is Canadian (as defined in the Radiocommunication Regulations) that controls (as defined in the Radiocommunication Regulations) a person or entity that holds licences under the Radiocommunication Act (Canada) and a corporation that is qualified under the Broadcasting Direction to be the parent of a corporation that is a “qualified corporation” as defined in the Broadcasting Direction, provided that if no such percentage is prescribed the relevant percentage shall be deemed to be 100%) (the “Restricted Percentage”) of the issued and outstanding Common Shares of the Company (the “Non-Canadian Share Constraint”). In the event that it appears from the central securities register of the Company that, or in the event of a Directors’ determination (as provided for in the articles of the Company) that there is a contravention of the Non-Canadian Share Constraint: (a) the Company may pursuant to a Directors’ determination make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which voting shares are traded of the contravention; and (b) the Company may refuse to (i) accept any subscription for voting shares from any non-Canadian, (ii) issue any voting shares to any non-Canadian, (iii) register or otherwise recognize the transfer of any voting shares from any Canadian to any non-Canadian, or (iv) purchase or otherwise acquire any voting shares, except as provided in the articles of the Company.
      In the event of a Directors’ determination that there is a contravention of the Non-Canadian Share Constraint and that to do so would be practicable and would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling voting shares who are non-Canadians, the Company shall send a disposition notice to the registered holders of such of those voting shares as shall be chosen on the basis of inverse order of registration of all non-Canadians. The Company may, by Directors’ determination, suspend all rights of a shareholder to vote that would otherwise be attached to any voting shares beneficially owned, or controlled, by non-Canadians so that the proportion of the voting shares beneficially owned, or controlled, or considered by the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction to be beneficially owned, or controlled, by non-Canadians and with respect to which voting rights are not suspended is reduced to not more than the Restricted Percentage of the total issued and outstanding voting shares of the Company. Any disposition notice required to be sent to a registered holder of shares pursuant to the foregoing shall, among other things: (a) specify a date, which shall not be less than 60 days, after the date of the disposition notice, by which the excess voting shares are to be sold or otherwise disposed of or, if the Directors determine it to be in the interest of the Company to permit a conversion, converted into Non-Voting Shares; and (b) state that unless (i) the registered holder either sells or otherwise disposes of or converts the excess voting shares into Non-Voting Shares by the date specified in the disposition notice on a basis that does not result in any contravention of the Non-Canadian Share Constraint and provides to the Company written evidence satisfactory to the Company of such sale, other disposition or conversion, or (ii) provides written evidence satisfactory to the Company that no such sale, other disposition or conversion of excess voting shares is required, such default shall result in the consequence of suspension of voting rights and may result in a consequence of sale or conversion or repurchase or redemption and the disposition notice shall specify in reasonable detail the nature and timing of those consequences.
TELUS Rights Plan
      TELUS adopted the Rights Plan in March 2000 and issued one right (a “Series A Right”) in respect of each Common Share outstanding as at such date and issued one right (a “Series B Right”) in respect of each Non- Voting Share outstanding as of such date. The Rights Plan has a term of 10 years subject to shareholder confirmation every three years. The Rights Plan was amended and confirmed as amended by the shareholders in 2003 and in May 2005. As currently stated, the Rights Plan will again require confirmation in 2008. Each Series A Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of more than 20% of the voting shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e., at a 50% discount). Each Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the voting shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Non-Voting Shares for $160 (i.e., at a 50% discount).
DESCRIPTION OF WARRANTS
      This section describes the general terms that will apply to any warrants (the “Warrants”) for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).
      Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.
Equity Warrants
      The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(i)	the designation and aggregate number of Equity Warrants;

(ii)	the price at which the Equity Warrants will be offered;

(iii)	the currency or currencies in which the Equity Warrants will be offered;

(iv)	the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

(v)	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

(vi)	the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;

(vii)	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

(viii)	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

(ix)	whether the Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

(x)	material United States and Canadian tax consequences of owning the Warrants; and

(xi)	any other material terms or conditions of the Warrants.
Debt Warrants
      The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(i)	the designation and aggregate number of Debt Warrants;

(ii)	the price at which the Debt Warrants will be offered;

(iii)	the currency or currencies in which the Debt Warrants will be offered;

(iv)	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

(v)	the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

(vi)	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

(vii)	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each Debt Warrant;

(viii)	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(ix)	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(x)	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

(xi)	material United States and Canadian tax consequences of owning the Debt Warrants; and

(xii)	any other material terms or conditions of the Debt Warrants.
DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE
OR EQUITY UNITS
      The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may, or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share

Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.
      The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.
DENOMINATIONS, REGISTRATION AND TRANSFER
      The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.
      In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.
RISK FACTORS
      Prospective investors in the Securities should consider carefully the matters set forth in the sections entitled “Risks and uncertainties” in the MD&A, in the Interim MD&A and in the management’s discussion and analysis of financial results for the period ended March 31, 2005, each of which is being incorporated herein by reference.
PLAN OF DISTRIBUTION
      The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.
      The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
      Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
      In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
LEGAL MATTERS
      Certain legal matters in connection with any offering hereunder will be passed upon by Blake, Cassels & Graydon LLP, Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York for the Company. The partners and associates of such law firms as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been with or will be filed the Commission as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte & Touche, LLP; Form F-X of the Company; Form F-X of Computershare Trust Company of Canada and powers of attorney.

AUDITORS’ CONSENT
      We have read the short form base shelf prospectus of TELUS Corporation (the “Company”) dated August 24, 2005 qualifying the distribution of Debt Securities, Preferred Shares, Non-Voting Shares, Common Shares, Warrants to Purchase Equity Securities, Warrants to Purchase Debt Securities, Share Purchase Contracts, and Share Purchase or Equity Units of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003; and the consolidated statements of income, retained earnings and cash flows for each of the years in the two year period ended December 31, 2004. Our report is dated February 11, 2005, except as to Note 14(c) and Note 16(b), which are as of February 16, 2005.

Vancouver, B.C.	(Signed) DELOITTE & TOUCHE LLP

August 24, 2005	Chartered Accountants